Filed by Athena Technology Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933, as amended

Commission File No.: 001-40209

Subject Company: Heliogen, Inc.

In connection with the previously announced business combination between Athena Technology Acquisition Corp. (“Athena”) and Heliogen, Inc. (“Heliogen”), the following press release was released on November 23, 2021. A copy of the press release and a transcript of the video contained therein are being filed herewith as written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425).

Heliogen Announces Nominations of Technology Leaders Julie Kane and Robert Kavner to its Post-Combination Board of Directors

Kane and Kavner bring extensive public company, corporate governance and financial expertise to advance Heliogen’s mission of replacing fossil fuel with concentrated sunlight

November 23, 2021 07:00 AM Eastern Standard Time

PASADENA, Calif.--(BUSINESS WIRE)--Heliogen, Inc. (“Heliogen” or the “Company”), a leading provider of AI-enabled concentrated solar power, today announced that Julie Kane and Robert Kavner have been nominated to join Heliogen's Board of Directors upon closing of the Company’s business combination with Athena Technology Acquisition Corp. (NYSE: ATHN).

.@HeliogenInc announces nominations of technology leaders – Julie Kane and Robert Kavner – to its post-combination board of directors to advance the company’s mission of replacing fossil fuels with concentrated sunlight.

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“Building out an experienced, talented, and diverse Board of Directors for Heliogen is a primary goal of ours as we move to complete our business combination,” said Bill Gross, Founder and Chief Executive Officer of Heliogen. “Both Julie and Robert further this aim and bring to the proposed Board a wide range of public company knowledge and experiences across industries and financial and technical disciplines. Their additions signal the deep commitment I and the rest of the Heliogen executive team have to good corporate governance and accountability. I am excited to have them on the team as we continue to execute our strategy and scale our technology to decarbonize the energy and industrial sectors.”

Ms. Kane has served as a director of SIGA Technologies, Inc. (“SIGA”) since May 2019. She currently chairs SIGA’s Compensation Committee and formerly chaired SIGA’s Nominations and Corporate Governance Committee. She is currently an independent consultant in the aviation industry. Ms. Kane is the former Senior Vice President, Chief Ethics and Compliance Officer, and Deputy General Counsel of PG&E Corporation (2015-2020). Prior to joining PG&E Corporation in 2015, Ms. Kane worked at Avon Products, Incorporated as Vice President and General Counsel of Avon North America and Corporate Legal Functions. Prior to joining Avon in 2013, Ms. Kane held a number of senior roles with Novartis Corporation and its affiliates over a 25-year period. Ms. Kane is a member of the Board of Directors of the Ethics Resource Center in Washington, D.C., and formerly served on the Board of Governors of the Commonwealth Club of California.

Ms. Kane holds an undergraduate degree in political science from Williams College and a law degree from the University of San Francisco School of Law. Ms. Kane is a member of the California state bar. Ms. Kane’s decades of experience spanning several industries, including pharmaceuticals, chemicals and agribusiness, beauty, direct-selling and dual-fuel utilities, along with her experience in environmental, social and governance matters, provides our Board with valuable insight into many aspects of our business.

Since 1995, Mr. Kavner has been an independent venture capital investor focusing on investments in technology companies. From January 1996 through December 1998, Mr. Kavner served as president and chief executive officer of On Command Corporation, a provider of on-demand video systems for the hospitality industry. From 1984 to 1995, Mr. Kavner held several senior management positions at AT&T, including senior vice president, chief financial officer and chief executive officer of Multimedia Products and Services Group and chairman of AT&T Venture Capital Group. Mr. Kavner also served as a member of AT&T’s executive committee. Prior to joining AT&T, Mr. Kavner was a partner of PricewaterhouseCoopers.

Mr. Kavner currently serves on the boards of directors of a number of privately-held companies, including several early-stage companies. He has previously served on the board of directors of a number of public companies, including serving as chairman of Earthlink Networks, CitySearch, Overture, and Pandora Media, and as a member of the boards of Sun Microsystems, Philips Telecommunications, Fleet Bank of Boston, Tandem Computers, and Duracell International. Mr. Kavner received a B.B.A. from Adelphi University and attended the Advanced Management Program at the Amos Tuck School at Dartmouth College.

About Heliogen

Heliogen is a renewable energy technology company focused on eliminating the need for fossil fuels in heavy industry and powering a sustainable future. The company’s AI-enabled, modular concentrated solar technology aims to cost-effectively deliver near 24/7 carbon-free energy in the form of heat, power, or green hydrogen fuel at scale – for the first time in history. Heliogen was created at Idealab, the leading technology incubator founded by Bill Gross in 1996. For more information about Heliogen, please visit heliogen.com.

On July 6, 2021, Heliogen entered into a definitive business combination agreement with Athena Technology Acquisition Corp. (NYSE: ATHN). Upon the closing of the business combination, Heliogen will become publicly traded on the New York Stock Exchange under the new ticker symbol "HLGN". Additional information about the transaction can be viewed here: www.heliogen.com/investor-center/.

Additional Information and Where to Find It

In connection with the proposed business combination, Athena Technology Acquisition Corp. (“Athena”) has filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 containing a preliminary proxy statement and a preliminary prospectus which has not yet become effective. After the registration statement is declared effective, Athena will mail a definitive proxy statement/prospectus relating to the proposed business combination to its stockholders. This press release does not contain all the information that should be considered concerning the proposed business combination and is not intended to form the basis of any investment decision or any other decision in respect of the business combination. Additional information about the proposed business combination and related transactions will be described in Athena’s combined proxy statement/prospectus relating to the proposed business combination and the businesses of Athena and Heliogen, Inc. (“Heliogen”), which Athena has filed with the SEC. The proposed business combination and related transactions will be submitted to stockholders of Athena for their consideration. Athena’s stockholders and other interested persons are advised to read the preliminary proxy statement/prospectus and the amendments thereto and the definitive proxy statement/prospectus, when available, and other documents filed in connection with Athena’s solicitation of proxies for its special meeting of stockholders to be held to approve, among other things, the proposed business combination and related transactions, because these materials will contain important information about Heliogen, Athena and the proposed business combination and related transactions. When available, the definitive proxy statement/prospectus and other relevant materials for the proposed business combination will be mailed to stockholders of Athena as of a record date to be established for voting on the proposed business combination and related transactions. Stockholders may also obtain a copy of the preliminary or definitive proxy statement/prospectus, once available, as well as other documents filed with the SEC by Athena, without charge, at the SEC’s website located at www.sec.gov or by directing a request to Phyllis Newhouse, President and Chief Executive Officer, Athena Technology Acquisition Corp., 125 Townpark Drive, Suite 300, Kennesaw, GA 30144, or by telephone at (970) 924-0446.

Participants in the Solicitation

Athena, Heliogen and their respective directors and executive officers and other persons may be deemed to be participants in the solicitations of proxies from Athena’s stockholders in respect of the proposed business combination and related transactions. Information regarding Athena’s directors and executive officers is available in its Registration Statement on Form S-1 and the prospectus included therein filed with the SEC on March 3, 2021. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be contained in the preliminary and definitive proxy statements/prospectus related to the proposed business combination and related transactions when it becomes available, and which can be obtained free of charge from the sources indicated above.

No Offer or Solicitation

This communication shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed transaction. This communication shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Contacts

Contacts
Heliogen Media Contact:
Leo Traub, Antenna Group
heliogen@antennagroup.com
+ 1 (646) 883 3562

Heliogen Investor Contact:
Caldwell Bailey, ICR Inc.
HeliogenIR@icrinc.com

Additional Information and Where to Find It

In connection with the proposed business combination, Athena Technology Acquisition Corp. (“Athena”) has filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 containing a preliminary proxy statement and a preliminary prospectus, which has not yet become effective. After the registration statement is declared effective, Athena will mail a definitive proxy statement/prospectus relating to the proposed business combination to its stockholders. This communication does not contain all the information that should be considered concerning the proposed business combination and is not intended to form the basis of any investment decision or any other decision in respect of the business combination. Additional information about the proposed business combination and related transactions is described in Athena’s combined proxy statement/prospectus relating to the proposed business combination and the businesses of Athena and Heliogen, Inc. (“Heliogen”), which Athena has filed with the SEC. The proposed business combination and related transactions will be submitted to stockholders of Athena for their consideration. Athena’s stockholders and other interested persons are advised to read the preliminary proxy statement/prospectus and the amendments thereto and the definitive proxy statement/prospectus, when available, and other documents filed in connection with Athena’s solicitation of proxies for its special meeting of stockholders to be held to approve, among other things, the proposed business combination and related transactions, because these materials will contain important information about Heliogen, Athena and the proposed business combination and related transactions. When available, the definitive proxy statement/prospectus and other relevant materials for the proposed business combination will be mailed to stockholders of Athena as of a record date to be established for voting on the proposed business combination and related transactions. Stockholders may also obtain a copy of the preliminary or definitive proxy statement/prospectus, once available, as well as other documents filed with the SEC by Athena, without charge, at the SEC’s website located at www.sec.gov or by directing a request to Phyllis Newhouse, President and Chief Executive Officer, Athena Technology Acquisition Corp., 125 Townpark Drive, Suite 300, Kennesaw, GA 30144, or by telephone at (970) 924-0446.

Participants in the Solicitation

Athena, Heliogen and their respective directors and executive officers and other persons may be deemed to be participants in the solicitations of proxies from Athena’s stockholders in respect of the proposed business combination and related transactions. Information regarding Athena’s directors and executive officers is available in its Registration Statement on Form S-1 and the prospectus included therein filed with the SEC on March 3, 2021. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests is contained in the preliminary and, when available, will be contained in the definitive proxy statements/prospectus related to the proposed business combination and related transactions, and which can be obtained free of charge from the sources indicated above.

No Offer or Solicitation

This communication shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed transaction. This communication shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.